

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

Via E-mail
David L. Yowan
Chief Executive Officer
American Express Credit Corporation
World Financial Center
200 Vesey Street
New York, NY 10285

> **Re: American Express Credit Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 8, 2012**
> **Form 8-K filed June 12, 2012**
> **File No. 001-06908**

Dear Mr. Yowan:

　　　We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 19

1.   Please explain why you increased the cash dividend you paid to TRS from $260 million
        in 2010 to $865 million in 2011 and discuss in future filings how you determine the
        amount of dividends you pay and explain the reasons for changes year over year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Consolidated Capital Resources and Liquidity, page 22

2.   We note your disclosure here related to how future credit downgrades could affect your
        borrowing capacity in the unsecured debt and commercial paper markets, as well as result
        in higher funding costs and higher fees related to borrowings under unused lines of credit.
        We also note your disclosure that downgrades in the last several years have not materially
        impacted your borrowing costs or resulted in a reduction of your borrowing capacity.
        Please revise future filings to disclose the impact that a one-notch downgrade in your
        credit ratings could have on your funding programs and activities, including your
        borrowing capacity, borrowing costs, and additional funding requirements and/or
        collateral that would be needed. Please include quantification of the impact as
        applicable.

Results of Operations, page 26

3.   We note in your provisions for losses disclosure on page 28 that one of the factors driving
        the decrease in the provision was a change in accounting estimate for certain charge card
        products. Please tell us and revise future filings to further explain in detail the reason(s)
        for, and rationale behind, this change in accounting estimate. In your revised disclosure,
        please address any financial statement impact this change in accounting estimate had on
        your reserve for losses and provision and please clarify specifically which charge card
        products were affected by this change.

4.   We note your disclosure on page 28 related to "forward points gains" recorded in 2010
        and 2011. Please tell us and revise future filings to disclose a definition of forward points
        gains, as applicable to your operations, and describe the nature of these gains in more
        detail, including how they arise in your normal course of business.

David L. Yowan
American Express Credit Corporation
June 26, 2012
Page 3

Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
Note 3 – Cardmember Receivables and Loans, page F-11
Cardmember Receivables and Cardmember Loans Aging, page F-13

5.   We note your footnote disclosure to this table which explains that, for receivables in
        International and Global Commercial Services, delinquency data is tracked based on days
        past billing (rather than days past due) but that, due to system constraints, you are unable
        to track past due data for periods prior to 90 days past billing. Given that this category of
        receivables is the largest category at period end, please address the following:
        •   Tell us in more detail what kind of "system constraints" prohibit you from tracking
            delinquency data on these loans prior to the 90 days past billing date. Specifically,
            tell us how you are, at a minimum, not able to determine the cardmember receivables
            that are current.
        •   In light of your systems limitations, please tell us what other type of credit quality
            indicators you use to evaluate the credit quality of the portfolio and determine your
            reserve for losses. To the extent other indicators are used, please tell us how you
            concluded they should not be disclosed pursuant to the guidance in ASC 310-10-50-
            27 through ASC 310-10-50-30.

Credit Quality Indicators for Cardmember Receivables and Cardmember Loans, page F-14

6.   We note your tabular disclosure related to credit quality indicators for cardmember
        receivables and cardmember loans. In footnote (a) to this table, you disclose that the net
        write-off rate for two of your receivables and loan categories is calculated as a percentage
        of the average cardmember receivables or cardmember loan balances during the period,
        while in footnote (b) you disclose that the net write-off rate for International and Global
        Commercial Services is calculated as a percentage of the volume of cardmember
        receivables purchased by you during the period. Please tell us why you use a different
        denominator for your net write-off calculation for International and Global Commercial
        Services, and tell us what your net write-off rate would have been for this category for all
        periods presented if you calculated it the same way you do for your other loans and
        receivables categories.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Note 4 – Reserve for Losses, page 11

7.   We note that the provision recorded during the quarter for your $3.3 billion of
        participation interests as of March 31, 2012 was $29 million, versus a $23 million
        provision for your $12.5 billion in other cardmember receivables. Please respond to the
        following:

- Tell us whether your methodology for determining the reserve for losses for your participation interests is the same as the one used for determining the reserve for your other cardmember receivables.
- Tell us whether you are experiencing any different credit trends for your participation interests in cardmember receivables versus your remaining cardmember receivables portfolio.

Form 8-K Filed June 12, 2012

8.   Please amend the Form 8-K to provide a legality opinion that does not limit the opinion to matters "that in [counsel's] experience normally would be applicable" and confirm that you will not include that limitation in future legality opinions.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Brittany Ebbertt at (202) 551-3572 or Stephanie Ciboroski, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Michael Seaman, Special Counsel at (202) 551-3366 with any other questions.

                                        Sincerely,

                                        /s/ Michael Seaman for

                                        Suzanne Hayes
                                        Assistant Director